SOLITRON DEVICES, INC.
3301 Electronics Way
West Palm Beach, FL  33407
(561) 848-4311

September 11, 2012

VIA EDGAR

Kevin L. Vaughn
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549-7010

Re:	Solitron Devices, Inc. Item 4.01 Form 8-K Filed September 7, 2012 File No. 1-04978

Dear Mr. Vaughn:

I hereby respond to the Staff’s comment letter, dated September 7, 2012, regarding the above-referenced Form 8-K.  Please note that the Company is simultaneously filing Amendment No. 1 to the Form 8-K ("Amendment No. 1").

Please note that, for the Staff's convenience, I have recited the Staff's comment in boldface type and provided my response to the comment immediately thereafter.

Form 8-K dated September 1, 2012

Item 4.01.  Changes in Registrant’s Certifying Accountant

1.	Please amend your Form 8-K to include the required Exhibit 16 letter from your former auditor stating whether they agree with your Item 304 disclosures, or the extent to which they do not agree.

In response to the Staff's comment, the Company has filed Exhibit 16 with Amendment No. 1.

Kevin L. Vaughn
Accounting Branch Chief
United States Securities and Exchange Commission
September 11, 2012
Page

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In connection with responding to the Commission’s comment, the Company acknowledges the following:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

I believe the response provided above fully addresses the Staff's comment.  If you have any questions, please call me at (561) 848-4311 ext. 103.

Sincerely,

SOLITRON DEVICES, INC.

/s/ Shevah Saraf
Chairman, President, Chief Executive Officer,
Treasurer and Chief Financial Officer

cc:           United States Securities and Exchange Commission
David Burton, Staff Accountant
Martin James, Senior Assistant Chief Accountant

Akerman Senterfitt
Christina C. Russo, Esq.